CONVERTED ORGANICS INC.
7A COMMERCIAL WHARF WEST
BOSTON, MA 02110
(617) 624-0111
April 2, 2008
VIA EDGAR
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Converted Organics Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-149079)
Form WDRW
Ladies and Gentlemen:
     On March 24, 2008, the Company requested on Form RW that the Securities and Exchange Commission consent to the withdrawal of its Registration Statement on Form S-1 (File No. 333-149079) (the “Registration Statement”) to allow the Company to pursue the registration of the securities covered by the Registration Statement on a Form S-3 instead. The Company has since chosen to accomplish the registration of the securities by filing a pre-effective amendment no. 1 to the Form S-1 on Form S-3. Accordingly, the Company hereby asks that its previous request made pursuant to Form RW be immediately withdrawn.
     The Company appreciates the Commission’s assistance. If you have any questions, please contact Mark A. von Bergen at (503) 243-5874.
Respectfully submitted,
CONVERTED ORGANICS INC.

By:	/s/ Edward J. Gildea
Name:	Edward J. Gildea
Title:	President and Chief Executive Officer